                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                             ----------------------

                                 (RULE 14D-100)
                             ----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1
                             ----------------------

                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             ----------------------

                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                               -------------------

                 Series B Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                              --------------------

                                    422704205
                      (CUSIP Number of Class of Securities)
                              --------------------

                                Michael B. White
                              Hecla Mining Company
                               6500 Mineral Drive
                         Coeur d'Alene, Idaho 83815-8788
                          Telephone:     (208) 769-4110
                          Facsimile:     (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies To:
                                 John H. Bitner
                             Bell, Boyd & Lloyd LLC
                       70 West Madison Street, Suite 3300
                             Chicago, Illinois 60602
                          Telephone:     (312) 807-4306
                          Facsimile:     (312) 827-8048

                            CALCULATION OF FILING FEE

===========================================================================
     Transaction Valuation*             Amount of Filing Fee
---------------------------------------------------------------------------
           $61,640,000                      $12,328
===========================================================================





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* Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the exchange of all outstanding shares of Series B Cumulative Convertible Preferred Stock for shares of Common Stock of Hecla Mining Company. If all Preferred Stock is exchanged, Hecla would issue an aggregate of 16,100,000 shares of its Common Stock. Based on the June 17, 2002 average of the reported high and low price of Hecla Series B Cumulative Convertible Preferred Stock on the New York Stock Exchange, the transaction value is $61,640,000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-
       11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $12,328           Filing Party:  Hecla Mining Company
Form or Registration No.: Schedule TO     Date Filed:  June 24, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13d under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]









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

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 24, 2002 (the "Schedule TO") by Hecla Mining Company, a Delaware corporation, in connection with its offer of 7 shares of common stock, par value $0.25 per share, of Hecla in exchange for each of Hecla's 2,300,000 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, par value $0.25 per share upon the terms and subject to the conditions set forth in the Offering Circular, dated June 24, 2002 (the "Offering Circular") and in the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SUMMARY TERM SHEET.

     Referring to page 2 of the Offering Circular, under the caption "What is Hecla offering in exchange for my preferred stock?" preferred stockholders should be aware that the market prices for one share of preferred stock have been very close to the market prices for one share of common stock multiplied by 7 (the exchange ratio) since the time Hecla publicly announced the terms of the exchange offer. Preferred stockholders may wish to review current market prices for common and preferred stock in determining whether to accept the exchange offer.

     Referring to the caption "Can the exchange offer be extended and under what circumstances?" on page 5 (and similar information on page 26) of the Offering Circular, preferred stockholders should be aware that they may withdraw previously tendered preferred stock at any time while the exchange offer remains open, even if it is extended, and at any time after August 19, 2002, until we accept it for exchange.

ITEM 4.  TERMS OF THE TRANSACTION.

     Referring to the caption "Conditions to the Exchange Offer" beginning on page 26 of the Offering Circular, such conditions must be satisfied or waived on or prior to the expiration date of the offer. In addition, the condition that the exchange offer not be determined to violate any applicable law or any applicable interpretation of the staff of the SEC should be clarified to note that such a failure of condition must be one which, in Hecla's reasonable judgement, would materially affect Hecla's ability to consummate the exchange offer in the fashion currently contemplated. Further, the statement that "We are free to terminate the exchange offer for any reason, in our sole and absolute discretion, and not accept any tendered preferred stock for exchange" should be modified under this caption and wherever else statements to such effect are made in the Offering Circular, to reflect that Hecla has no intention of terminating the exchange offer unless there is a failure of condition which Hecla chooses not to waive.

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


     Referring to the caption "Guaranteed Delivery Procedures," Hecla and the exchange agent will accept certificates for, or book-entry confirmation of transfer of, preferred stock within five business days after the date of execution of the notice of guaranteed delivery, rather than within three NYSE trading days as mentioned under this caption, otherwise in the Offering Circular, and in the Letter of Transmittal.

     Referring to the caption "Incorporation of Documents by Reference," beginning on page 39 of the Offering Circular, the second paragraph regarding incorporation by reference of documents filed by Hecla with the SEC subsequent to the date of the Offering Circular should be disregarded.





































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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HECLA MINING COMPANY

                           /s/ Phillips S. Baker, Jr.
                           ---------------------------
                             Phillips S. Baker, Jr.
                                    President

                                  July 9, 2002



































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